Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE

FOR:       Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

August 31, 2004

Sierra Wireless Reaffirms Financial Guidance and Updates Embedded Modules Business

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reaffirming its financial guidance and is providing an update on its embedded modules business today.

“We are reaffirming our financial guidance and providing this update in order to address stakeholder questions regarding our embedded modules business,” said David B. Sutcliffe, Chairman and Chief Executive Officer of Sierra Wireless, Inc.  “Our overall business, based on a diversified array of products, channels and customers, has been growing and profitable and we expect it to continue to be growing and profitable.”

Our guidance reflects our current view of our business prospects at the time that the guidance is issued or affirmed.  We reaffirm the guidance that we originally provided on July 21, 2004, for the third quarter ending September 30, 2004.  This guidance includes revenue growth to US$57 million, net earnings of US$6.4 million and positive cash flow from operations.  As usual, we will provide guidance for the fourth quarter ending December 31, 2004 when we report third quarter results, on October 27, 2004.  We currently expect that our fourth quarter guidance will reflect a continuation of top line growth and bottom line profitability.

Sierra Wireless is currently the supplier of CDMA modules for the palmOne Treo 600.  We have orders on hand and we expect to continue shipments through the remaining life cycle of that product.  We note that Verizon Wireless recently announced the launch of the Treo 600.  With respect to future embedded module business opportunities, Sierra Wireless does not comment on the confidential product roadmaps and plans of any of our customers prior to those customers making their own plans public.  We do not expect to gain new design wins with palmOne for new products in the near to medium term and we consider it probable that our business volume with palmOne will decline when shipments related to the Treo 600 decline.  We believe that we may gain new design wins with palmOne over the longer term and we do expect to gain new design wins with other embedded module customers on an ongoing basis.

Sierra Wireless has a range of embedded module customers that includes AirLink, @Road, Intermec, Itronix, palmOne, Panasonic, Symbol and Verifone.  The product applications for our modules include notebook computers, Smartphones, wireless PDAs, payment processing devices and vehicle-based solutions.  Embedded module revenues tend to fluctuate with the timing of design wins with, and volume production by, our customers.  In the last four quarters, shipments of embedded modules to all our customers combined represented 21%, 32%, 43% and, most recently, 32% of our product revenues.  We indicated in our July 21, 2004 public conference call that we expect lower margin, embedded module revenues to decline as a percentage of our overall revenues and that this trend was already evident in the second quarter.  We expect that higher margin, PC Card and Voq revenues will increase as a percentage of revenues.  We also remain committed to the embedded modules business area as a core element of our long term corporate strategy.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties.  These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact.  Our expectations regarding future revenues and earnings depend upon our ability to develop, manufacture, supply and market new products that we do not produce today and that meet defined specifications.  When used in this press release, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements.  These statements reflect our current expectations.  They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market.  In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle.  Sierra Wireless develops and markets AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged vehicle-mounted connectivity solutions and Voq, a line of professional phones with easy-to-use, secure software solutions for mobile professionals. For more information about Sierra Wireless, please visit www.sierrawireless.com.  For more information on Voq professional phones, please visit www.voq.com.

“AirCard” and “Voq” are trademarks of Sierra Wireless, Inc.  Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT